UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the Fiscal Year Ended: December 31, 2016

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the transition period from ______to______

Commission file Number: 0-13888

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Chemung Canal Trust Company Profit Sharing, Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Chemung Financial Corporation
One Chemung Canal Plaza, P.O. Box 1522
Elmira, New York 14902
(607) 737-3711

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN
TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pension and Profit Sharing Committee
Chemung Canal Trust Company
Profit Sharing, Savings, and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Chemung Canal Trust Company Profit Sharing, Savings and Investment Plan as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets Held for Investment Purposes at End of Year - December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of Chemung Canal Trust Company Profit Sharing, Savings and Investment Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elmira, New York
June 27, 2017

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2016	2015
Assets
Investments at fair value	$31,925,766	$25,995,157
Dividend and interest receivable	47,926	43,840
Employer's contribution receivable	571,015	594,340
Notes receivable from participants	3,797	—
Non-interest bearing cash	48,121	35,025
Net assets available for benefits	$32,596,625	$26,668,362

The accompanying notes are an integral part of the financial statements.

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31,
	2016	2015
Additions
Additions to net assets attributed to:
Investment income:
Interest and dividends	$860,249	$868,615
Interest income on notes receivable from participants	149	—
Net appreciation (depreciation) in fair value of investments	3,245,211	(970,958)
Other income	49	409
	4,105,658	(101,934)

Contributions:
Employer	571,015	594,340
Participant	1,509,313	1,428,588
Rollover	51,040	17,813
	2,131,368	2,040,741
Total additions	6,237,026	1,938,807

Deductions
Deductions from net assets attributed to:
Benefits paid to participants	839,146	2,828,751
Total deductions	839,146	2,828,751

Net increase (decrease) in net assets available for benefits before transfer	5,397,880	(889,944)
Transfer from Chemung Canal Trust Company - Finger Lakes Profit Sharing, Savings, and Investment Plan (Note 1)	530,383	—
Net increase (decrease) in net assets available for benefits after transfer	5,928,263	(889,944)

Net assets available for benefits at beginning of year	26,668,362	27,558,306

Net assets available for benefits at end of year	$32,596,625	$26,668,362

The accompanying notes are an integral part of the financial statements.

(1)	DESCRIPTION OF PLAN
The Chemung Canal Trust Company Profit Sharing, Savings and Investment Plan (the “Plan”) is a defined contribution plan sponsored by Chemung Canal Trust Company (the “Bank” and the “Plan Sponsor”), a wholly-owned bank subsidiary of Chemung Financial Corporation (“Corporation”). The Corporation is a $1.7 billion financial services holding company headquartered in Elmira, New York and operates 33 retail offices through its principal subsidiary, the Bank, a full-service community bank with trust powers. Established in 1833, the Bank is the oldest locally-owned and managed community bank in the State of New York. Chemung Financial Corporation is also the parent of CFS Group, Inc., a financial services subsidiary offering non-traditional services including mutual funds, annuities, brokerage services, tax preparation services and insurance.

The following is a general description of the Plan. Participants should refer to the plan document for a more complete description of the Plan's provisions.

GENERAL
The Plan allows eligible employees (the “Participants”) of the Bank and CFS Group, Inc. (collectively, the “Employer”) to contribute a portion of their compensation on a pre-tax basis into an individual account  for the purpose of providing retirement benefits to the Participant at retirement or termination of employment.  The Employer may also make contributions to each Participant’s individual account (as described below) pursuant to the provisions of the Plan.  All contributions to the Plan are held in a tax-exempt trust established under Section 501(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and the Plan is a tax-qualified Plan under Section 401(a) of the Code.

The Plan is administered by the Plan Administrator, who is appointed by the Board of Directors of the Bank. The Plan complies with the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan is not designed to comply with Section 404(c) of ERISA and the related regulations.

ELIGIBILITY
Employees are eligible to enroll and make voluntary contributions to the Plan as of their first day of employment, if they are not classified as leased or seasonal employees. Newly hired and rehired eligible employees are automatically enrolled in the Plan at a 3% before-tax contribution rate unless they file an election form with the Plan Administrator indicating a different rate of contribution. Unless they make another investment election, Participant contributions are invested in the Plan’s qualified default investment fund, the Dodge & Cox Balanced Fund.

Participants who are not currently contributing to the Plan, or are making contributions at a percentage less than 3% will have their contribution increased to 3% at the beginning of the year, unless they file a change with the Plan Administrator annually. Participants who are contributing between 3% and 5% based on their most recent election will have their contribution increased by 1% each year until a 6% before-tax contribution rate is reached, unless they file a change with the Plan Administrator annually.

The Chemung Canal Trust Company - Finger Lakes Plan was merged into the Plan effective April 18, 2016, and all then participants of the Finger Lakes Plan became Participants of the Plan and their existing account balances in the Finger Lakes Plan were transferred into the Plan.

CONTRIBUTIONS

Participant Contributions
The Plan allows Participants to defer, on a pre-tax basis through payroll, deductions up to 70% (in 1% increments) of their eligible compensation per pay period, subject to certain legal limitations. Eligible compensation includes all income earned by the Participant (e.g., salary, wages, bonus, commissions, special pay). In addition, eligible compensation includes the cash value of certain fringe benefits. All post-severance pay, including lump-sum vacation pay at severance of employment, and the value of restricted stock that is reported as income when vested and the dividends paid on these shares are excluded from eligible compensation.

Employer Matching Contributions
Participants hired prior to July 1, 2010 may receive an annual discretionary matching contribution as directed by the Board of Directors of the Bank, if they completed 1,000 hours of service during the plan year and were employed on December 31st of the plan year. Traditionally, this discretionary match has equaled 50% of the Participant’s elective deferrals up to a maximum of 6% of eligible compensation.

On October 20, 2016, the Bank amended the Plan for all active participants to supersede the current contribution formula used by the Plan.  Beginning on January 1, 2017 the Bank will begin contributing a 50% match up to 6% of gross annual wages. Additionally, there is no longer a 1,000 hours of service requirement to participate in matching contributions.

Employer Discretionary Contributions
Participants hired prior to July 1, 2010 may receive an additional annual contribution at the discretion of the Board of Directors of the Bank. Participants receive a pro-rata portion of the contribution equal to the ratio of each eligible Participant’s compensation to the compensation of all eligible Participants, if they complete 1,000 hours of service during the plan year and are employed on December 31st of the plan year.

On October 20, 2016, the Bank amended the Plan for all active participants to supersede the current contribution formula used by the Plan.  Beginning on January 1, 2017 the Bank eliminated discretionary contributions for Participants hired prior to July 1, 2010.

Employer Non-Discretionary Contributions
Participants hired on or after July 1, 2010, who complete 1,000 hours of service during the plan year and are employed on December 31st receive an annual non-discretionary contribution of 4% of their eligible compensation.

On October 20, 2016, the Bank amended the Plan for all active participants to supersede the current contribution formula used by the Plan.  Beginning on January 1, 2017 the Bank will begin contributing a non-discretionary 3% of gross annual wages for each Participant, regardless of the Participant’s deferral. Additionally, there is no longer a 1,000 hours of service requirement to participate in the non-discretionary contributions.

Rollover Contributions
The Plan accepts qualifying rollover contributions made by Participants in cash from qualified retirement plans of other employers and conduit individual retirement accounts. After-tax rollovers are not accepted by the Plan. Rollover contributions are 100% vested at the time of the contribution.

Dividend Election
The Chemung Canal Trust Company Profit Sharing, Savings and Investment Plan has been designated as a non-leveraged employee stock ownership plan. As such, a Participant may elect to have any dividends attributable to Chemung Financial Corporation common stock paid to them on a quarterly basis rather than reinvested; the dividend payments are not subject to an early distribution tax penalty. If a Participant makes no election, the dividend income will automatically be reinvested in the Participant’s account in the Chemung Financial Corporation Common Stock Fund.

Vesting
Participants are immediately vested in their voluntary contributions, rollover contributions, employer matching contributions, and employer discretionary non-elective contributions. A five-year graded vesting schedule (20% per year of service) is applied to employer non-discretionary contributions. A year of service is credited upon the completion of 1,000 hours of service during the plan year.

On October 20, 2016, the Bank amended the Plan for all active participants. Beginning January 1, 2017 all contributions made starting January 1, 2017 will vest immediately. All contributions made prior to January 1, 2017 will vest under the five-year graded vesting schedule as noted above.

Forfeited Accounts
Employer non-discretionary contributions that are forfeited can be used to reduce a future employer contribution that would otherwise be paid directly by the employer. During the years ended December 31, 2016 and 2015, $48,039 and $11,488, respectively, of forfeited non-vested accounts were used to reduce employer contributions.

DISTRIBUTIONS

Withdrawal of Contributions
Upon termination of service, the Participant’s account is either maintained in the Plan, directly rolled over into a qualified retirement plan or individual retirement account in the Participant’s name, or paid to the Participant in a lump sum or installment payments.

Payment of Vested Benefits
A Participant who terminates employment may elect to receive the value of their vested benefit under the Plan. In the event of the death of a married Participant, fully vested benefits will be distributed to the Participant’s spouse or to another beneficiary, if the spouse previously consented. An unmarried Participant may designate anyone as their beneficiary. If there is no spouse or living beneficiary on the date of the Participant’s death, the value of the vested benefit is distributed to the Participant’s estate.

VOTING RIGHTS
The Corporation’s common stock held in the Chemung Financial Corporation Common Stock Fund is voted by the Trustee at the Corporation’s stockholder meetings in accordance with the confidential instructions of the Participants whose accounts are invested in the common stock. All shares of the Corporation’s common stock for which the Trustee receives voting instructions from Participants to whose accounts the shares are allocated are voted in accordance with those instructions. All shares of the Corporation’s common stock for which the Trustee does not receive timely voting instructions are voted by the Trustee in the same proportion on each issue as it votes those shares credited to participants’ accounts for which it has received voting instructions from Participants.

NOTES RECEIVABLE
Participants with outstanding loans to the Finger Lakes Plan as of the date of transfer were eligible to retain the loan until maturity. The loans are collateralized by the vested account balance and bear a reasonable rate of interest based on the interest rates charged for similar types of loans by other lenders. Principal and interest are paid ratably through bi-weekly payroll deductions. If a Participant ceases to make loan repayments and the Plan Administrator deems the Participant loan to be a distribution, the Participant loan balance is reduced and a benefit payment is recorded.

ADMINISTRATIVE EXPENSES
All administrative expenses of the Plan are paid by the Bank.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
The accounting and financial statements of the Plan conform to accounting principles generally accepted in the United States of America (“GAAP”).

USE OF ESTIMATES
The preparation of financial statements in conformity with GAAP requires management of the Plan to make estimates and assumptions that affect the reported amounts in the Statements of Net Assets Available for Benefits and disclosures at the date of the financial statements and the reported amounts of additions and deductions in the Statements of Changes in Net Assets Available for Benefits. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES
The Plan provides for various investment options consisting of Chemung Financial Corporation common stock, Chemung Canal Trust Company common trust funds and mutual funds. Investment securities are exposed to various risks, such as interest rate fluctuations, market conditions, and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in valuations in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits. Plan participants who are invested in the Chemung Financial Corporation Stock Fund are exposed to market risk in the event of a significant decline in the value of Chemung Financial Corporation common stock.

INVESTMENT VALUATION
The Trustee holds the Plan’s investments and executes transactions therein. The investments of the Plan are reported at fair value. Please see Note 3 for a description of the valuation methodologies for assets measured at fair value.

The methods described in Note 3 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no methodology changes for valuing investments in the current year.

INVESTMENT TRANSACTIONS AND INVESTMENT INCOME
Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Other investment income is recorded as earned on an accrual basis.

NET APPRECIATION (DEPRECIATION) OF INVESTMENTS
The net appreciation (depreciation) in the fair value of plan investments presented in the Statements of Changes in Net Assets Available for Benefits consists of realized gains or losses and unrealized appreciation or depreciation on those investments.

PARTICIPANT WITHDRAWALS
Participant withdrawals are recorded when paid.

NOTES RECEIVABLE FROM PARTICIPANTS
Promissory notes receivable from Participants are valued at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on an accrual basis. No allowance for credit losses has been recorded as of December 31, 2016.

RECENT ACCOUNTING PRONOUNCEMENTS
In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which removes the requirement to present investments for which the practical expedient is used to measure fair value at net asset value (NAV) within the fair value hierarchy table. Instead, an entity would be required to include those investments as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for benefits. The Plan elected to early adopt ASU 2015-07 as of December 31, 2015, as permitted.

In July 2015, FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient, which simplifies the required disclosures related to employee benefit plans. Part I eliminates the requirement to measure and disclose the fair value of fully benefit-responsive contracts, including common collective trust assets. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirement to disclose individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by type. Part II also requires plans to continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Furthermore, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III allows plans to measure investments using values from the end of the calendar month closest to the plan’s fiscal year end. The Plan elected to early adopt ASU 2015-12 Parts I and II as of December 31, 2015. The Plan did not adopt the provisions of ASU 2015-12 Part III.

SUBSEQUENT EVENTS
Prior to January 1, 2017, per section 401(k) of the Internal Revenue Code of 1986 as amended (the "Code"), contributions were limited to the extent necessary to reduce the actual deferral percentage for certain highly compensated employees, as defined by the Code. Effective January 1, 2017, the Plan satisfies these limits as a "safe harbor" plan.

(3)	FAIR VALUE MEASUREMENTS

Fair value is the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Plan used the following methods and significant assumptions to estimate fair value:

Chemung Financial Corporation Common Stock
Chemung Financial Corporation common stock is classified within Level 1 of the valuation hierarchy and is valued at the closing price reported on the Nasdaq Stock Market.

Common Trust Funds
Common trust funds are valued at the net asset value of the shares held by the Plan, which represents their fair value. While the underlying assets are actively traded, the funds are not. There are no unfunded commitments for the common trust funds as of December 31, 2016 and 2015. There is no waiting period or other restrictions on redemptions from the common trust funds. The following are descriptions of the common trust funds:

Short-Term Bond Fund
This fund invests primarily in fixed income securities of the U.S. Government, U.S. Government Agencies, and high quality corporate debt obligations.  The fund's target duration is two years with bond maturity ranges between one and five years.

Core Bond Fund
This fund invests primarily in fixed income securities of the U.S. Government, U.S. Government Agencies, and high quality corporate debt obligations.  The fund's target duration is five years with bond maturity ranges between two and fifteen years.  Management of the fund seeks income and preservation of principal.

Core Growth Fund
This fund invests primarily in large-cap domestic companies.  These companies are selected based on leadership positions in their respective industries and because they have shown the ability to grow both revenue and earnings over an extended period.  The fund will be fully invested in equities in most market conditions.  Management of the fund seeks growth primarily of principal.  Income is not a consideration in selecting investments for this fund.

Growth and Income Fund
This fund is an income oriented equity fund.  Growth of the principal and income are twin objectives of the fund.  All equities will pay a dividend.  In order to preserve capital in volatile markets up to 30% of this fund can be invested in investment grade bonds.

Mutual Funds
Mutual funds are classified within Level 1 of the valuation hierarchy and are valued at the net asset value of the shares held by the Plan and generally are based on the fair value of the underlying assets.

The following table sets forth, by level within the fair value hierarchy, the Plan’s assets at fair value, as of December 31, 2016 and 2015:

	Level 1	Level 2	Level 3	Total
December 31, 2016
Investments at fair value:
Chemung Financial Corporation common stock	$6,359,687	$—	$—	$6,359,687
Mutual funds	22,809,859	—	—	22,809,859

Investments measured at net asset value:
Common trust funds	—	—	—	2,756,220
Total investments at fair value	$29,169,546	$—	$—	$31,925,766

	Level 1	Level 2	Level 3	Total
December 31, 2015
Investments at fair value:
Chemung Financial Corporation common stock	$4,640,075	$—	$—	$4,640,075
Mutual funds	17,407,607	—	—	17,407,607

Investments measured at net asset value:
Common trust funds	—	—	—	3,947,475
Total investments at fair value	$22,047,682	$—	$—	$25,995,157

(4)	PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan’s Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, participants have a fully vested interest in their accounts and their accounts will be paid to them as provided by the plan document.

(5)	TRANSACTIONS WITH PARTIES-IN-INTEREST

The Bank is the Plan’s Sponsor and acts as trustee for the Plan’s assets. In addition, the Plan invests in common trust funds managed by the Bank (representing approximately 8.5% and 14.8% of net assets at December 31, 2016 and 2015, respectively), and Chemung Financial Corporation common stock (representing approximately 19.5% and 17.4% of net assets at December 31, 2016 and 2015, respectively). The expenses of administering the Plan are paid by the Bank and are not charged to the Plan.

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN

SUPPLEMENTAL SCHEDULE

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN
EIN: 16-0380815
PLAN #: 002

FORM 5500 – SCHEDULE H – PART IV

ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT END OF YEAR - DECEMBER 31, 2016

(a)	(b)	(c)	(e)
Party in interest	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value

*	Chemung Financial Corporation	174,957 shares	$6,359,687

*	Chemung Canal Trust Company common trust funds:
	Core Growth Fund	40,222 shares	1,138,685
	Growth and Income Fund	39,745 shares	1,617,535

	Mutual funds:
	AllianzGI International Small Cap P Fund	33,506 shares	1,070,859
	American Beacon Small Cp Val Inst	70 shares	1,933
	Blackrock Equity Dividend Instl Fund	21,736 shares	490,149
	Dodge & Cox Balanced Fund	4,716 shares	487,390
	Dodge & Cox Income Fund	1 shares	4
	Dodge & Cox International Stock Fund	726 shares	27,665
	Dodge & Cox Stock Fund	30,932 shares	5,700,774
	Federated Government Obligation Fund	15,842 shares	518,196
	Federated Total Return Bond Instl Fund	108,837 shares	1,173,258
	Legg Mason Clearbridge Small Cap Growth I Fund	43,407 shares	1,251,436
	Loomis Sayles Bond Instl Fund	117,260 shares	1,590,046
	Morgan Stanley Inst International Eq I Fund	44,217 shares	647,342
	Oppenheimer Developing Markets Y Fund	116 shares	3,713
	Oppenheimer International Growth I Fund	20,661 shares	716,525
	Parnassus Core Equity Investor Fund	1,346 shares	52,873
	T. Rowe Price Blue Chip Growth I Fund	30,569 shares	2,219,888
	Vanguard 500 Index Admiral Fund	18,937 shares	3,911,753
	Vanguard Extended Market Index Admiral Fund	24,062 shares	1,749,812
	Vanguard Mid Cap Index Admiral Fund	3 shares	468
	Vanguard Short-Term Investment-Grade Admiral Fund	4,617 shares	49,080
	Vanguard Short Term Bond Admiral Fund	109,942 shares	1,146,695

	Total investments		$31,925,766

*	Promissory notes	Varying maturity dates with an interest rate of 4.25% as of December 31, 2016	3,797
			$31,929,563

Note:        Certain cost information in column (d) is not required to be disclosed as investments are participant directed under an individual account plan.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHEMUNG CANAL TRUST COMPANY PROFIT SHARING, SAVINGS AND INVESTMENT PLAN

Date: June 27, 2017	By:	/s/ Pamela D. Burns
Plan Administrator
Chemung Canal Trust Company Profit Sharing, Savings and Investment Plan

Date: June 27, 2017	By:	/s/ Karl F. Krebs
Chief Financial Officer
Chemung Canal Trust Company

EXHIBIT INDEX

The following exhibits are either filed with this Form 11-K or are incorporated herein by reference. The Corporation’s Securities Exchange Act File number is 000-13888

Exhibit Number	Description

23.1	Consent of Mengel, Metzger, Barr & Co. LLP